Kenneth G. Eade

Attorney at Law

190 N. Canon Drive Suite 420

Beverly Hills, California 90210

(310) 275-3055 Fax: (310) 861-0620

March 26, 2008

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C.  20549

Attn: Tom Kluck, Branch Chief

Re:  Independent Film Development Corporation

        Registration Statement on Form 10

        File No. 0-53103

Dear Mr. Kluck,

The undersigned represents Independent Film Development Corporation and is in receipt of your comments of March 14, 2008.  Please be advised that the Company has amended its Registration Statement on Form 10, with financial statements that are within 135 days from the date of filing.  The only other changes to the Registration Statement are the addition of Jeff Ritchie as CEO and Director in the Officer in Item 4 and Item 5.

Please be advised of the following:

The Company is responsible for the adequacy and accuracy of the disclosures in the filing.  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking an y action with respect to the filing; and the Company may not assert staff comments as a defense ion any proceeding initiated by the Commission or anyperson under the federal securities laws of the United States.

Sincerely yours,

KENNETH G. EADE